November 6, 2019

Mutual of America Variable Insurance Portfolios, Inc.

320 Park Avenue

New York, New York 10022

Dear Sirs/Madams:

This opinion is furnished in connection with the filing of Pre-Effective Amendment to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of Mutual of America Variable Insurance Portfolios, Inc. and the proposed offering of common shares, par value $.001 per share, of the Portfolios as described in the Post-Effective Amendment, (the “Portfolios”) including: Equity Index Portfolio, All America Portfolio, Small Cap Value Portfolio, Small Cap Growth Portfolio, Small Cap Equity Index Portfolio, Mid Cap Value Portfolio, Mid Cap Equity Index Portfolio, International Portfolio, Money Market Portfolio, Mid Term Bond Portfolio, Bond Portfolio, Retirement Income Portfolio, 2010 Retirement Portfolio, 2015 Retirement Portfolio, 2020 Retirement Portfolio, 2025 Retirement Portfolio, 2030 Retirement Portfolio, 2035 Retirement Portfolio, 2040 Retirement Portfolio, 2045 Retirement Portfolio, 2050 Retirement Portfolio, 2055 Retirement Portfolio, 2060 Retirement Portfolio, Conservative Allocation Portfolio, Moderate Allocation Portfolio, and Aggressive Allocation Portfolio.

I have reviewed such documents and records as I have deemed necessary to express an informed opinion on the matters covered hereby. It is my opinion that the common shares of the Portfolios, when issued and sold in accordance with the Pre-Effective Amendment and in jurisdictions where such sales have been authorized, will be legally issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as an exhibit to the Pre-Effective Amendment and to the reference to my name under the heading “Legal Matters” in the Statement of Additional Information.

Sincerely,

/s/ Scott H. Rothstein
Scott H. Rothstein
Executive Vice President and Deputy General Counsel